EXHIBIT 99.1

SIGNIFICANT SUBSIDIARIES

Financial Statements

Petro Travel Plaza LLC

December 31, 2006

with Report of Independent Auditors

PETRO TRAVEL PLAZA LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006

TABLE OF CONTENTS

Balance Sheets
December 31, 2006 and 2005	92
Statements of Operations
Years Ended December 31, 2006, 2005 and 2004	93
Statements of Member’s Capital
Years Ended December 31, 2006, 2005 and 2004	94
Statements of Cash Flows
Years Ended December 31, 2006, 2005 and 2004	95

Notes to Financial Statements	96

Report of Independent Auditors	107

PETRO TRAVEL PLAZA, LLC

BALANCE SHEETS

(in thousands)

	December 31, 2005	December 31, 2006
Assets
Current assets:
Cash and cash equivalents	$7,842	$6,858
Trade accounts receivable	392	799
Inventories	1,040	1,019
Due from affiliates	1,241	1,340
Other current assets	24	31

Total current assets	10,539	10,047

Property and equipment, net	15,215	16,030
Deferred debt issuance costs, net	8	6
Other assets	112	129

Total assets	$25,874	$26,212

Liabilities and Partners’ Capital and Comprehensive Income

Current liabilities:
Current portion of long-term debt	$691	$691
Trade accounts payable	1,350	1,398
Accrued expenses and other current liabilities	1,459	1,269
Due to affiliates	1,180	1,412

Total current liabilities	4,680	4,770

Other liabilities	4	5
Long-term debt, excluding current portion	11,055	10,364

Total long-term liabilities	11,059	10,369

Total liabilities	15,739	15,139

Commitments and contingencies
Partners’ capital and comprehensive income:
General partners’ capital	10,047	10,967
Accumulated other comprehensive income	88	106

Total partners’ capital and comprehensive income	10,135	11,073

Total liabilities and partners’ capital and comprehensive income	$25,874	$26,212

See accompanying notes to financial statements.

PETRO TRAVEL PLAZA, LLC

STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006
Net revenues:
Fuel (including motor fuel taxes)	$47,002	$59,475	$68,218
Non-fuel	12,261	13,140	13,963

Total net revenues	59,263	72,615	82,181

Costs and expenses:
Cost of sales
Fuel (including motor fuel taxes)	42,235	54,646	62,767
Non-fuel	5,384	5,820	6,207
Operating expenses	7,676	8,167	8,163
General and administrative	406	446	447
Depreciation and amortization	1,274	1,345	1,180
Loss on disposal of fixed assets	—	15	—

Total costs and expenses	56,975	70,439	78,764

Operating income	2,288	2,176	3,417

Interest income	48	177	280
Interest expense	(677)	(734)	(777)

Net income	$1,659	$1,619	$2,920

See accompanying notes to financial statements.

PETRO TRAVEL PLAZA, LLC

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL AND

COMPREHENSIVE INCOME (LOSS)

(in thousands)

	General Partners’ Capital	Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital
Balances, December 31, 2003	$6,769	$(253)	$6,516

Net income	1,659	—	1,659
Unrealized gain on cash flow hedging derivative:
Unrealized holding loss arising during the period		(106)	(106)
Plus: reclassification adjustment for loss realized in net income		215	215

Net change in unrealized gain		109	109

Comprehensive income			1,768

Balances, December 31, 2004	8,428	(144)	8,284

Net income	1,619	—	1,619
Unrealized gain on cash flow hedging derivative:
Unrealized holding gain arising during the period		158	158
Plus: reclassification adjustment for loss realized in net income		74	74

Net change in unrealized gain		232	232

Comprehensive income			1,851

Balances, December 31, 2005	10,047	88	10,135

Net income	2,920	—	2,920
Unrealized gain on cash flow hedging derivative:
Unrealized holding gain arising during the period		66	66
Plus: reclassification adjustment for income realized in net income		(48)	(48)

Net change in unrealized gain		18	18

Comprehensive income			2,938
Capital distributions	(2,000)		(2,000)

Balances, December 31, 2006	$10,967	$106	$11,073

See accompanying notes to financial statements.

PETRO TRAVEL PLAZA, LLC

STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006
Cash flows from operating activities:
Net income	$1,659	$1,619	$2,920
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,274	1,345	1,180
Deferred debt issuance cost amortization	6	2	2
Provision for bad debt	5	4	4
Loss on disposition of fixed assets	—	15	—
Other operating activities	1	—	1
Increase (decrease) from changes in:
Trade accounts receivable	(76)	(157)	(411)
Inventories	(79)	(30)	21
Other current assets	(47)	194	(7)
Due from affiliates	(218)	(120)	(99)
Due to affiliates	(479)	316	232
Trade accounts payable	821	96	48
Accrued expenses and other current liabilities	535	115	(300)

Net cash provided by operating activities	3,402	3,399	3,591

Cash flows from investing activities:
Purchases of property and equipment	(447)	(337)	(1,884)
Increase in other assets, net	(6)	—	—

Net cash used in investing activities	(453)	(337)	(1,884)

Cash flows from financing activities:
Repayments of long-term debt	(624)	(691)	(691)
Capital distributions	—	—	(2,000)

Net cash used in financing activities	(624)	(691)	(2,691)

Net increase (decrease) in cash and cash equivalents	2,325	2,371	(984)
Cash and cash equivalents, beginning of period	3,146	5,471	7,842

Cash and cash equivalents, end of period	$5,471	$7,842	$6,858

Supplemental cash flow information -
Interest paid during the period	$670	$729	$775
Non-cash activities -
Net change in unrealized gain on cash flow hedging derivative	(109)	(232)	(18)

See accompanying notes to financial statements.

PETRO TRAVEL PLAZA, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2006

(1) Company Formation and Description of Business

Company Formation

Petro Travel Plaza, LLC (the “Company”), a California limited liability corporation, was formed on December 5, 1997, by Tejon Development Corporation, a California corporation (“Tejon”) and Petro Stopping Centers, L.P., a Delaware limited partnership (“Petro”) for the development and operation of a travel plaza in Southern California. The partners and their interests in the Company are as follows:

General Partners
Tejon Development Corporation	60.0%
Petro Stopping Centers, L.P.	40.0%

The Company financed construction of the travel plaza with a non-recourse credit facility. This travel plaza began operations in June 1999.

Description of Business

The travel plaza offers a broad range of products, services, and amenities, including diesel fuel, gasoline, a full service restaurant, truck maintenance and repair services, a travel store, two separate convenience stores for highway motorists, and branded fast food offerings. This facility also includes well-lit and fenced parking to enhance security for drivers, their trucks, and their freight.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivative Instruments and Hedging Activities

The Company records derivative instruments (including derivative instruments embedded in other contracts) on the balance sheet as either an asset or liability measured at its fair value. Changes in a derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gain or loss to offset related results on the hedged item in the income statement and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

Cash and Cash Equivalents

The Company considers as cash equivalents all highly liquid investments with an original maturity of three months or less. Cash equivalents at December 31, 2005 and 2006 were comprised of short term commercial papers, money market investments in government securities, and bank money instruments and totaled $7.4 million and $6.3 million, respectively.

Accounts Receivable

Pursuant to the terms of the Limited Liability Company Operating Agreement, dated as of December 5, 1997, as previously amended by the First and Second Amendments to the Limited Liability Company Operating Agreement of the Company dated January 1, 1999 and December 19, 2002, respectively (the “Operating Agreement”), Petro shall purchase from the Company all of the Company’s customer receivables, thereafter assuming all exposures for uncollectible trade receivables.

Inventories

Inventories are primarily stated at the lower of average cost or market.

Property and Equipment

Property and equipment are recorded at historical cost. Depreciation and amortization are generally provided using the straight-line method over the estimated useful lives of the respective assets. Repairs and maintenance are charged to expense as incurred, and amounted to $302,000, $997,000, and $416,000 for the years ended December 31, 2004, 2005, and 2006, respectively. Renewals and betterments are capitalized. Gains or losses on disposal of property and equipment are credited or charged to income.

On August 28, 2006, the Company entered into a purchase and sale agreement with Tejon Industrial Corporation to acquire real property located adjacent to the existing facilities for the construction of a future third convenience store. Tejon Industrial Corporation is a 100% owned subsidiary of Tejon Ranchcorp, which owns 100% of Tejon. The purchase price for this real property was $1.7 million. On September 7, 2006, this acquisition was completed.

Debt Issuance Costs

Costs incurred in obtaining long-term financing are amortized over the life of the related debt using the effective interest method. At December 31, 2005 and 2006, accumulated amortization of debt issuance costs was $144,000 and $146,000, respectively.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Partial Self-Insurance

The Company is partially self-insured, paying for its own general liability and workers’ compensation claims, up to a stop-loss amount of $250,000 on a per-occurrence basis. Provisions established under these partial self-insurance programs are made for both estimated losses on known claims and claims incurred but not reported, based on claims history. The most significant risk of this methodology is its dependence on claims history, which is not always indicative of future claims. Revisions of estimates based on historical claims data have the effect of increasing or decreasing the related required provisions and thus, may impact the Company’s net income for the period. If the Company’s estimate is inaccurate, the Company’s expenses and net income will be understated or overstated. Although some variation to actual results occurs, historically such variability has not been material. For the years ended December 31, 2004, 2005, and 2006, aggregated provisions amounted to approximately $570,000, $247,000, and $26,000, respectively. For the years ended December 31, 2004, 2005, and 2006, the Company paid approximately $151,000, $145,000, and $142,000, respectively, on claims related to these partial self-insurance programs. At December 31, 2005 and 2006, the aggregated liability was approximately $1.0 million and $884,000, respectively, which the Company believes is adequate to cover both reported and incurred but not reported claims.

Environmental Liabilities and Expenditures

Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to the site and considers factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. Any such liabilities would be exclusive of claims against third parties and are not discounted. At December 31, 2005 and 2006, no accrual was deemed necessary based on existing facts and circumstances.

Asset Retirement Obligations

Asset retirement costs are capitalized as part of the cost of the related long-lived asset and such costs are allocated to expenses using a systematic and rational method. The initial measurement of the Company’s asset retirement obligations are recorded at fair value and an allocation approach for subsequent changes in the measurement of the liability was used. An asset retirement obligation of approximately $4,000 and $5,000 has been recorded as a liability as of December 31, 2005 and 2006, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of fuel and non-fuel products and services at the time delivery has occurred and services have been performed.

Motor Fuel Taxes

Certain motor fuel taxes are collected from consumers and remitted to governmental agencies by the Company. Such taxes were $9.7 million, $10.0 million, and $10.1 million for the years ended December 31, 2004, 2005, and 2006, respectively, and are included in net revenues and cost of sales in the accompanying statements of operations.

Advertising and Promotion

Costs incurred in connection with advertising and promotions are expensed as incurred. Advertising and promotion expenses of $237,000, $170,000, and $227,000 were incurred for the years ended December 31, 2004, 2005, and 2006, respectively, which are included in operating expenses in the accompanying statements of operations.

Income Taxes

The Company is not subject to federal or state income taxes. Results of operations are allocated to the partners in accordance with the provisions of the Company’s Operating Agreement and reported by each partner on its federal and state income tax returns. The taxable income or loss allocated to the partners in any one year generally varies substantially from income or loss for financial reporting purposes due to differences between the periods in which such items are reported for financial reporting and income tax purposes.

(3) Inventories

The following is a summary of inventories at December 31, 2005 and 2006:

	2005	2006
	(in thousands)
Motor fuels and lubricants	$327	$305
Tires and tubes	100	135
Merchandise and accessories	569	547
Restaurant and other	44	32

Inventories	$1,040	$1,019

(4) Property and Equipment

Property and equipment is summarized at December 31, 2005 and 2006, as follows:

	Estimated Useful Lives	2005	2006
	(years)	(in thousands)
Land and improvements	10	$9,063	$10,782
Buildings and improvements	30	9,058	9,070
Furniture and equipment	3-10	4,662	4,926

		22,783	24,778
Less accumulated depreciation		(7,568)	(8,748)

Property and equipment, net		$15,215	$16,030

(5) Long-Term Debt

Long-term debt at December 31, 2005 and 2006 is presented below:

	2005	2006
	(in thousands)
Note payable to a bank, dated June 4, 1999, with a scheduled maturity of September 5,2009, in an original principal amount of $13.0 million as amended, supplemented, and/or modified. Quarterly principal payments have been made since June 2001. Quarterly principal payments of $150,312 are to be made through June 2009, with the final installment of $7.9 million due at maturity. Interest at either the bank’s base rate plus .50% or LIBOR plus 2.0% is payable monthly. The weighted average interest rate was 7.0% at December 31, 2006 as a result of the partial Swap with the lender as required under the loan agreement. The Swap is more fully described in Note (11). Borrowings are collateralized by the Company’s travel plaza, excluding the second convenience store.	$10,059	$9,458

Note payable to a bank, dated December 1, 2002, with a scheduled maturity of September 5, 2009, in an original principal amount of $1.8 million as amended, supplemented, and/or modified. Quarterly principal payments, effective December 31, 2004 of $22,500 are to be made through June 5, 2009, with the final installment of approximately $1.4 million due at maturity. Interest at either the bank’s base rate plus .50% or LIBOR plus 2.0% is payable monthly. The weighted average interest rate was 7.1% at December 31, 2006. Borrowings are collateralized by the Company’s second convenience store.	1,687	1,597

Total long-term debt	11,746	11,055
Less current portion	691	691

Long-term debt, excluding current portion	$11,055	$10,364

Estimated principal payment requirements on long-term debt are as follows:

Fiscal Year Ending	(in thousands)
2007	$691
2008	691
2009	9,673

Total	$11,055

(6) Accrued Expense and Other Liabilities:

The following is a summary of accrued expenses and other liabilities at December 31, 2005 and 2006:

	2005	2006
	(in thousands)
Accrued expenses:
Employee related expenses	$807	$707
Taxes payable—sales, fuel, and property	298	235
Interest expense	53	54
Other	301	273

Total	$1,459	$1,269

(7) Related-Party Transactions

Amounts due to and from affiliates as of December 31, 2005 and 2006 consist of the following:

	2005	2006
	(in thousands)
Due from affiliates:
Petro Stopping Centers, L.P.	$1,241	$1,340

Due to affiliates:
Petro Stopping Centers, L.P.	1,171	1,405
Tejon Development Corporation	9	7

Total	$1,180	$1,412

Pursuant to the terms of the Company’s Operating Agreement, Petro manages the travel plaza and receives a management fee of approximately $350,000 per year. Petro also receives a management fee of $1,000 per month for each fast food restaurant located at the travel plaza. The Company paid management fees in the amount of $374,000 for the year ended December 31, 2004 and $386,000 for each of the years ended December 31, 2005 and 2006. Additionally, Petro is responsible for the administrative, accounting, and tax functions of the Company and receives approximately $30,000 per year for these services. The Company paid accounting fees in the amount of $30,000 for each of the years ended December 31, 2004, 2005, and 2006. The Company also reimburses Petro for employee expenses.

On August 28, 2006, the Company entered into a purchase and sale agreement with Tejon Industrial Corporation to acquire real property located adjacent to the existing facilities for the construction of a future third convenience store. Tejon Industrial Corporation is a 100% owned subsidiary of Tejon Ranchcorp, which owns 100% of Tejon. The purchase price for this real property was $1.7 million. On September 7, 2006, this acquisition was completed.

(8) Partners’ Capital

Ownership

Tejon and Petro are the General Partners of the Company. Initial capital contributions made by Tejon and Petro consist of land plus $4.5 million and $2.0 million, respectively. In January 2006, the Company made capital distributions of $1.2 million and $800,000 to Tejon and Petro, respectively.

Allocations of Income

In any fiscal year, the Company’s profits or losses shall be allocated 60.0% to Tejon and 40.0% to Petro per the terms of the Operating Agreement.

(9) Employee Benefits

The employees at the travel plaza are Petro employees. Petro sponsors a defined contribution retirement plan under Internal Revenue Code Section 401(k) covering substantially all of its employees (the “Plan”). Petro contributions equal 50.0% of the participants’ contributions up to 4.0% of the participants’ annual salary and aggregated approximately $13,000, $10,000, and $8,000 for the years ended December 31, 2004, 2005, and 2006, respectively, which were reimbursed by the Company.

(10) Commitments and Contingencies

From time to time the Company is involved in ordinary routine litigation incidental to the business for which estimates of losses have been accrued, when appropriate. In the opinion of management, such proceedings will not have a material adverse effect on the financial position or results of operations.

(11) Financial Instruments

As of December 31, 2005 and 2006, the carrying amounts of certain financial instruments employed by the Company (including cash and cash equivalents, trade accounts receivable, trade accounts payable, and amounts due from/to affiliates) are representative of fair value because of the short-term maturity of these instruments. The carrying amounts of the Company’s notes payable approximate fair value due to the floating nature of the related interest rates. The fair value of all derivative financial instruments is the amount at which they could be settled, based on quoted market prices or estimates obtained from dealers.

The following table reflects the carrying amount and estimated fair value of the Company’s financial instruments, as of December 31, 2005 and 2006:

	2005		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(dollars in thousands)
Long-term debt
Variable rate	$11,746	$11,746	$11,055	$11,055
Weighted average interest rate	5.20%	—	7.00%	—
Swap agreement	$88	$88	$106	$106
Average interest rate	3.15%	—	4.98%	—

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company uses derivatives to manage well-defined interest rate risks. At December 31, 2005 and 2006, the Company was party to an interest rate swap agreement which was a cash flow hedge under SFAS No. 133. Under this agreement, the Company pays a fixed rate of 4.33% in exchange for a floating rate based on LIBOR on the notional amount as determined monthly. At December 31, 2006, the swap agreement had a notional amount of $6.4 million. The transaction effectively changes a portion of the Company’s interest rate exposure from a floating rate to a fixed rate basis. For the years ended December 31, 2004 and 2005, the effect of the swap was to increase the rate the Company was required to pay by 2.96% and 1.18%, respectively, and for December 31, 2006, the effect of the swap was to decrease the rate the Company was required to pay by 0.65%. This resulted in an increase in interest expense of approximately $215,000 and $74,000 for the years ended December 31, 2004 and 2005, respectively, and a decrease in interest expense of approximately $48,000 for the year ended December 31, 2006. As of December 31, 2006, the interest rate swap had a positive fair value of $106,000, which has been recorded in other assets and accumulated other comprehensive income.

The primary risks associated with swaps are the exposure to movements in interest rates and the ability of the counterparties to meet the terms of the contracts. Based on review and assessment of counterparty risk, the Company does not anticipate non-performance by the other party. The Company does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.

(12) Environmental Matters

The Company’s operations and travel plaza are subject to extensive federal and state legislation, regulations, and requirements relating to environmental matters. The Company uses underground storage tanks (“UST”) to store petroleum products and waste oils. Statutory and regulatory requirements for UST systems include requirements for tank construction, integrity testing, leak detection and monitoring, overfill and spill control, and mandate corrective action in case of a release from a UST into the environment. The Company is also subject to regulation relating to vapor recovery and discharges into the water. Management believes that the Company’s USTs are currently in compliance in all material respects with applicable environmental legislation, regulations, and requirements.

Where required or believed by the Company to be warranted, the Company takes action at its travel plaza to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by the Company or other parties. In light of the Company’s business and the quantity of petroleum products that it handles, there can be no assurance that hazardous substance contamination does not exist or that material liability will not be imposed in the future. For the year ended December 31, 2005, the Company’s expenditures for environmental matters were approximately $687,000. See Note (2) for a discussion of its accounting policies relating to environmental matters.

The Company accrues liabilities for certain environmental remediation activities consistent with the policy set forth in Note (2). In management’s opinion, at December 31, 2005 and 2006, no accrual was deemed necessary based on existing facts and circumstances. The Company’s accrual for environmental remediation expenses is based upon initial estimates obtained from contractors engaged to perform the remediation work as required by local, state, and federal authorities. It is often difficult to predict the extent and the cost of environmental remediation until work has commenced and the full scope of the contamination determined. Accruals are periodically evaluated and updated as information regarding the nature of the clean up work is obtained. In the event that future remediation expenditures are in excess of amounts accrued, management does not anticipate that they will have a material adverse effect on the financial position or results of operations of the Company. Actual results, however, could differ from estimated amounts and those differences could be material.

(13) Recently Issued Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections,” which replaced Accounting Principles Board Opinion No. 20 “Accounting Changes” and Statement of Financial Accounting Standards No. 3, “Reporting Accounting Changes in Interim Financial Statements.” This standard provides guidance on the accounting and reporting for accounting changes and correction of errors, requiring changes in accounting principles be recognized on a retrospective approach rather than treating them as cumulative effect of changes in accounting principle. The standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Management has adopted this standard and concluded that it had no significant impact on the Company’s financial position or results of operations.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets (as amended),” an amendment of FASB Statement No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This standard focuses on the recognition and valuation for all separately recognized servicing assets and liabilities. It requires that entities separately recognize a servicing asset or liability when they undertake, through a servicing contract, an obligation to service a financial asset. The effective date for this standard is for fiscal years that begin after September 15, 2006. Management has adopted this standard and concluded that it had no significant impact on the Company’s results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements.” The purpose of this standard is to define fair value and to establish a framework for measuring fair value in generally accepted accounting principles. Although the standard does expand disclosure requirements about fair value measurements, it does not require any new fair value measurements. The effective date for this standard is for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management is evaluating the impact of this standard on its financial statements.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Partners

Petro Travel Plaza, LLC:

We have audited the accompanying balance sheets of Petro Travel Plaza, LLC (a California limited liability corporation) as of December 31, 2005 and 2006, and the related statements of operations, changes in partners’ capital and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petro Travel Plaza, LLC as of December 31, 2005 and 2006, and the results of its operations and its cash flows for the years in the three-year period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Houston, Texas

February 16, 2007